UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

RC2 Corporation
(Name of Subject Company)
RC2 Corporation
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by RC2 Corporation, a Delaware corporation (the “Company” or “RC2”), on March 24, 2011 (which, together with this Amendment No. 4, Amendment No. 3 filed on April 11, 2011, Amendment No. 2 filed on April 8, 2011, Amendment No. 1 filed on March 29, 2011 and any subsequently amendments or supplements thereto, collectively, constitute the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Galaxy Dream Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $27.90 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     This Amendment No. 4 is being filed to reflect certain updates as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4.
     Item 4. The Solicitation or Recommendation.
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following paragraph immediately after the second full paragraph on page 10 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “Baird had a long history of serving as financial adviser to the Company in connection with various transactions, including prior acquisitions by the Company, proposed acquisitions by the Company and bids submitted by the Company with respect to potential acquisitions. In connection with the engagement of Baird, the Company had taken into account the fact that Mr. Purcell, a member of the Company Board, serves as the Chairman, President and Chief Executive Officer of Baird. The Company Board had previously determined to engage Baird in connection with such transactions due to its familiarity with the Company and its industry and the reputation and experience of Baird. Baird was engaged in connection with the matters described in this section for the same reason. Mr. Purcell did not work on Baird’s engagement team in connection with the matters described in this section and was not on the fairness committee of Baird described below in this Item 4 under “Opinion of Robert W. Baird & Co. Incorporated to RC2 Corporation.” The Company Board considered obtaining a second fairness opinion from a financial adviser and solicited estimates for such an opinion. The Company Board determined that a second opinion was not necessary and any incremental benefit was not worth the anticipated cost.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentence at the end of the third full paragraph on page 10 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “No financial terms regarding a potential transaction were discussed at this meeting.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the fifth full paragraph on page 10 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction” and replacing it with the following:
     “On June 1, 2010, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart, at which the Company Board discussed Strategic Company A’s inquiry, various valuation methods and parameters for the Company and the Company’s strategic alternatives, including a possible sale to a strategic buyer or a financial buyer, continuing as a standalone company and pursuing a growth strategy through acquisitions.”

     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the second sentence of the sixth full paragraph on page 10 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction” and replacing it with the following:
     “At this meeting, the Company Board and its advisers reviewed the Company’s business plan and prospects, discussed various strategic alternatives, including a possible sale to a strategic buyer or a financial buyer, continuing as a standalone company and pursuing a growth strategy through acquisitions, discussed valuation considerations, and discussed whether it was an appropriate time to explore a sale of the Company or other strategic alternatives.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the last sentence of the ninth full paragraph on page 10 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction” and replacing it with the following:
     “The Company Board, in consultation with its advisers, reviewed strategic alternatives, including a possible sale to a strategic buyer or a financial buyer, continuing as a standalone company and pursuing a growth strategy through acquisitions, valuation considerations and whether it was the right time to consider a sale of the Company, and decided that discussions with Strategic Company A could continue although no decision had been made to pursue a sale of the Company.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the first full paragraph on page 11 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction” and replacing it with the following:
     “On August 27, 2010, Tomy’s President and Chief Executive Officer contacted Curt Stoelting on an unsolicited basis to propose a meeting to discuss a potential relationship or joint venture between RC2 and Tomy.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the second sentence of the third full paragraph on page 11 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction” and replacing it with the following:
     “He noted potential issues with the valuation provided by Strategic Company A regarding how it addressed the Chuggington product line and its request to meet with a third party licensor.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the second sentence of the seventh full paragraph on page 12 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction” and replacing it with the following:
     “The Company Board reviewed the status of the discussions and had a discussion with representatives of Baird regarding the Company’s business plan and prospects, various strategic alternatives, including a possible sale to a strategic buyer or a financial buyer, continuing as a standalone company and pursuing a growth strategy through acquisitions, and various valuation considerations.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentence to the seventh full paragraph on page 12 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “Strategic Company A had not identified to RC2 any specific reason for its decision to back away from the process other than its unwillingness to increase its proposed price.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentences at the end of the last full paragraph on page 13 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “The Company Board, after consultation with its advisers and management, determined that Strategic Company B would be a worthwhile company to contact due to its financial capability, credit profile and scope of operations in the Company’s industry. The Company Board determined not to solicit other potential bidders in addition to Tomy, Strategic Company A and Strategic Company B because it believed that a broader market check before signing a definitive agreement would likely be more disruptive of management’s time and attention, increase the risk of premature disclosure and damage to the Company’s business and, based on statements by Tomy and its advisors, put the existing proposal by Tomy at risk.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentence at the end of the paragraph at the bottom of page 13 and top of page 14 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “No additional compensation is payable to the members of the Negotiating Committee for service on such committee.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following paragraph immediately after the fifth full paragraph on page 15 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “The Company and Baird entered into an engagement letter dated February 4, 2011, memorializing the terms of the Company’s engagement of Baird as its financial adviser.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentence at the end of the sixth full paragraph on page 15 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “The Company Board, after consultation with its advisers, determined to go back to Tomy with a proposed price of $28.85 per share because it believed that such a proposal would be the best way to negotiate the highest price reasonably available.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the last sentence of the fifth full paragraph on page 16 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction” and replacing it with the following:
     “The Negotiating Committee instructed Baird to propose to BofA Merrill Lynch a resolution to the various issues being discussed, including the period for the go-shop, termination fees and a purchase price of $28.00 per share. The Negotiating Committee, after consultation with the Company’s advisers, determined to go back to Tomy with a proposed price of $28.00 per share because it believed that such a proposal would be the best way to negotiate the highest price reasonably available.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentence at the end of the sixth full paragraph on page 16 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “A tender offer would provide the Company’s stockholders with the benefit of an opportunity to receive the transaction consideration in a relatively short time frame, and was therefore attractive to the Company so long as the tender offer period would be extended to accommodate the “go-shop” period.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the fourth sentence of the paragraph at the bottom of page 16 and top of page 17 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction” and replacing it with the following:
     “The Company Board also discussed, in consultation with its advisers, various other strategic alternatives, including a possible sale to a strategic buyer or a financial buyer, continuing as a standalone company and pursuing a growth strategy through acquisitions.”
     Item 4, “The Solicitation or Recommendation” is hereby amended by adding the following paragraph at the end of the section of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Transaction”:
     “Neither Strategic Company A nor Strategic Company B is currently bound by any standstill obligation to RC2.”

     Item 4, “The Solicitation or Recommendation,” is hereby amended by deleting the table immediately following the first full paragraph on page 27 of the Schedule 14D-9 under the heading “Opinion of Robert W. Baird & Co. Incorporated to RC2 Corporation” and replacing it with the following:

			Total Purchase
Announcement			Price	Total Purchase Price /
Date	Target	Acquiror	(in millions)	Net Sales		EBITDA		EBIT
12/22/2010	• mOmma (Baby Solutions SA)	• Lansinoh Laboratories, Inc.	¥341.0	2.2	x	N/A		N/A
11/21/2010	• Britax Childcare Holdings Ltd.	• Nordic Capital	£450.0	*		*		*
9/16/2010	• The ERGO Baby Carrier, Inc.	• Compass Diversified Holdings	$93.0	*		*		*
12/16/2009	• Mapa Spontex, Inc.	• Jarden Corporation	$500.0	0.6		6.3	x	N/A
11/22/2008	• Disguise Inc.	• JAKKS Pacific, Inc.	$60.6	0.6		4.6		N/A
2/21/2008	• Aprica Kassai, Inc.	• Newell Rubbermaid Inc.	$210.0	1.7		N/A		N/A
7/12/2007	• Playtex Products, Inc.	• Energizer Holdings, Inc.	$1,870.6	2.7		13.8		15.9	x
4/25/2007	• Funrise Toy Corporation	• Matrix Holdings Limited	$22.9	0.4		N/A		N/M
1/23/2007	• Evenflo Company, Inc.	• Weston Presidio	$260.0	*		*		*
7/25/2006	• Radica Games Ltd.	• Mattel Inc.	$185.8	1.2		15.6		19.2
5/25/2006	• Mayborn Group Ltd.	• 3i Group	£128.9	1.5		9.8		11.5
5/23/2006	• Cannon Avent	• Koninklijke Philips Electronics NV	£460.0	4.1		15.2		18.5
1/18/2006	• Creative Designs International Ltd.	• JAKKS Pacific, Inc.	$117.7	1.6		4.5		4.6
9/5/2005	• Britax Childcare Holdings Ltd.	• The Carlyle Group	£230.0	1.8		*		*
8/29/2005	• Action Performance Companies	• Speedway Corp.	$243.2	0.7		11.2		N/M
6/15/2005	• Rose Art Industries, Inc.	• Mega Bloks, Inc.	$399.8	1.4		8.0		9.3
6/6/2005	• Cannon Avent	• Charterhouse Capital Partners	£300.0	2.8		N/A		14.7
5/2/2005	• Namco Ltd.	• Namco Bandai Holdings, Inc.	$2,429.6	1.4		9.9		17.5
6/7/2004	• Playing Mantis, Inc.	• RC2 Corporation	$19.5	0.7		7.0		13.9
6/4/2004	• The First Years Inc.	• RC2 Corporation	$141.9	1.0		7.3		8.7
5/30/2004	• Little Tikes Commercial Play Systems, Inc.	• PlayPower, Inc.	$41.0	0.7		N/A		N/A
4/20/2004	• Play Along Inc.	• JAKKS Pacific, Inc.	$81.5	0.5		N/A		2.7
2/3/2003	• Learning Curve International, Inc.	• RC2 Corporation	$116.3	0.8		6.9		N/A
7/26/2002	• Sassy, Inc.	• Kid Brands, Inc.	$45.0	1.0		N/A		N/A
2/10/2002	• Toymax International, Inc.	• JAKKS Pacific, Inc.	$42.8	0.6		N/M		N/M
4/21/2000	• Safety 1st Inc.	• Dorel Industries Inc.	$186.9	1.1		7.4		11.5
1/6/1999	• Diaper Genie	• Playtex Products, Inc.	$122.0	2.9		9.4		N/A

*	Not publicly available. Each of these items is defined in the text below and all calculations are based on publicly available data except where noted.
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentence to the fourth full paragraph on page 28 of the Schedule 14D-9 under the heading “Opinion of Robert W. Baird & Co. Incorporated to RC2 Corporation”:
     “In conducting its discounted cash flow analysis, Baird used a range of discount rates from 16.25% to 18.25% derived by utilizing a weighted average cost of capital analysis based on the Capital Asset Pricing Model and taking into account certain financial metrics for the Company and selected companies which exhibited similar business characteristics to the Company, as well as certain financial metrics for the United States equity markets generally.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentences to the fourth full paragraph on page 28 of the Schedule 14D-9 under the heading “Opinion of Robert W. Baird & Co. Incorporated to RC2 Corporation”:
     “Baird selected these terminal EBITDA multiples ranging from 6.25x to 7.25x in order to calculate the terminal value based upon several factors, including analysis of EBITDA multiples of selected companies which exhibited similar business characteristics to the Company. For purposes of these calculations, stock-based compensation was treated as a cash expense.”
     Item 4, “The Solicitation or Recommendation,” is hereby amended by adding the following sentence at the end of the paragraph at the bottom of page 28 and the top of page 29 of the Schedule 14D-9 under the heading “Opinion of Robert W. Baird & Co. Incorporated to RC2 Corporation”:
     “Baird has not provided any financial advisory services to Tomy during the past two years.”

     Item 8. Additional Information.
     Item 8, “Additional Information” is hereby amended by deleting the second sentence of the first full paragraph on page 34 of the Schedule 14D-9 under the heading “Financial Projections” and replacing it with the following:
     “RC2 also made such financial projections available to Baird in connection with Baird’s opinion, dated March 10, 2010, as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Common Stock (other than Parent and its affiliates) of the $27.90 to be paid to such holders in the Offer and the Merger as more fully described above in Item 4 under “Opinion of Robert W. Baird & Co. Incorporated to RC2 Corporation.” A summary of the projections provided to Parent and Baird is set forth below.”
     Item 8, “Additional Information” is hereby amended by deleting the table immediately following the first full paragraph on page 35 of the Schedule 14D-9 under the heading “Financial Projections” and replacing it with the following:
     “The financial projections provided to Parent and Baird include the following:

	(in millions, except per share amounts)
	2011	2012	2013	2014	2015

Net Sales	$521	$633	$688	$746	$808
Gross Profit	222	269	292	317	344
EBIT[1]	67	94	109	124	140
EBITDA[1]	79	108	123	139	156
Adjusted EBITDA[2]	86	114	128	144	161
Income Taxes	22	32	37	43	48
Net Income	44	63	73	83	93
EPS	1.95	2.79	3.23	3.68	4.15
Capital Expenditures and Other Investment Expenses	15	12	12	12	12

1.	EBIT represents earnings before interest and taxes and EBITDA represents earnings before interest, taxes, depreciation and amortization expense.

2.	Adjusted EBITDA represents earnings before interest, income taxes, depreciation and amortization expense, plus stock-based compensation expense.
     In addition, at Baird’s request, the Company provided the following additional projected financial information to Baird:

	(in millions)
	2011	2012	2013	2014	2015
Net Working Capital	151	182	200	218	237”

     Item 8, “Additional Information,” is hereby amended by deleting the last sentence of the first full paragraph on page 35 of the Schedule 14D-9 under the heading “Certain Litigation” and replacing it with the following:
     “The matter discussed in this paragraph is herein referred to as the “Cook County Action.””
     Item 8, “Additional Information,” is hereby amended by deleting the last two sentences of the second full paragraph on page 35 of the Schedule 14D-9 under the heading “Certain Litigation” and replacing them with the following:
     “At a hearing on March 31, 2011, Broad St. withdrew its application for a temporary restraining order. The matter discussed in this paragraph is herein referred to as the “DuPage County Action.””
     Item 8, “Additional Information,” is hereby amended by adding the following immediately after the second full paragraph on page 35 of the Schedule 14D-9 under the heading “Certain Litigation”:
     “On April 4, 2011, the DuPage County Court granted Laborers’ Local #231 Pension Fund (“Laborers”) the right to intervene in the DuPage County Action. On April 5, 2011, Laborers filed a Complaint in Intervention in the DuPage County Action, again asserting claims for breaches of fiduciary duty (and aiding and abetting such alleged breaches) in connection with the Offer and the Merger, including for allegedly failing to disclose to RC2 shareholders certain facts concerning the Offer and the Merger. On April 7, 2011, Laborers withdrew the Cook County Action without prejudice. Also on April 7, 2011, the DuPage County Court appointed Laborers as lead plaintiff for the putative class in the DuPage County Action, and appointed Robbins Geller Rudman & Dowd LLP as lead counsel for the putative plaintiff class, to prosecute any and all claims on behalf of the putative class in the DuPage County Action. The Court scheduled a hearing for April 19, 2011, to consider Laborers’ forthcoming motion for a preliminary injunction to enjoin consummation of the Offer and the Merger.
     While RC2 believes that each of the aforementioned matters are without merit and that it and the other defendants named therein (collectively with RC2, the “Defendants”) have valid defenses to all claims asserted therein, in an effort to minimize the burden and expense of further litigation relating to such matters, on April 11, 2011, the parties in the DuPage County Action reached an agreement in principle pursuant to which the Defendants would be released by the purported plaintiff class from all claims that have been brought or could have been brought under state or federal law arising out of or related to the Offer and the Merger. The settlement remains subject to approval by the DuPage County Court. Under the agreement in principle, the parties agreed to the supplemental disclosures made in this Amendment No. 4, although none of the Defendants makes any admission that such additional supplemental disclosures are material or otherwise required. The parties also agreed that the lead plaintiff may apply to the DuPage County Court for an award of attorneys’ fees and reimbursement of expenses, which, under certain circumstances, the Defendants have agreed not to oppose. In the event the settlement is not approved by the court or the conditions to settlement are not satisfied, the Defendants will continue to defend their positions in these matters vigorously.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RC2 CORPORATION
Date: April 12, 2011	BY	/s/ Peter A. Nicholson
Peter A. Nicholson, Chief Financial Officer